EXHIBIT 4.17

ADDENDUM N° 2 TO THE CONCESSION AGREEMENT

The Government of the Republic of Armenia (hereinafter referred to as “GOA”), represented by Mr. Artyom Movsesyan, who acts in his capacity of authorized representative and according to the Decree N: 1296-N, dated September 7th, 2006 of the Government of the Republic of Armenia (domiciled at: 1 Hanrapetutian Square, Yerevan city, Republic of Armenia), on the one side;

and

“Armenia” International Airports” Closed Joint Stock Company (hereinafter referred to as the “Manager”), Tax Payer Code Number 02562664, with legal domicile at Zvartnots International Airport, AIA Building, Yerevan City-42, Republic of Armenia, represented by its Director Mr. Juan Pablo Gechidjian, acting on the basis of the Articles of Association and entitled with enough powers to sign this document, on the other side.

GOA and the Manager will be jointly referred to as the “Parties”.

Whereas:

A.	On December 17, 2001, GOA and Corporación América S.A. executed an agreement regarding the concession to administer, exploit and operate “Zvartnots” International Airport (the “Airport”).
B.

On May 17, 2002, GOA and Corporación América S.A. executed an addendum to the concession agreement referred to in recital A (which, as amended by such addendum, will be referred to as the “Agreement”). According to said addendum the Manager assumed all the rights and obligations pertaining to the Manager under the Agreement.

A.

The Parties wish to amend Subclause xii of Clause 8.1 of the Agreement, according to which GOA shall provide a rescue team and facilities and a fire fighting team and facilities, in accordance with the following standards: ICAO – Annex 14, chapter 9 “Emergency and other services”, and related ICAO manuals, as well as Subclause v of Clause 8.1 of the Agreement, according to which GOA shall provide the services of aircraft and infrastructure fire extinguishment, in accordance with international airport standards and Chicago Convention Annex 12.

C.

On June 1st, 2006 the General Department of Civil Aviation at the Government of the Republic of Armenia applied to the Manager with a letter number 1.1-383, offering to cooperate for financing acquisition of equipment necessary for fire fighting and ensuring fire fighting in Airport.

B.

The Manager expresses its readiness to undertake the duty of ensuring fire fighting, as well as in the cases of aircraft accident in the territory of the Airport, the duty of ensuring a rescue team and facilities.

D.

As a consequence of the aforementioned, the Manager will require additional funding. Consequently, the Parties find it possible, in case of necessity, to review and change airport charges, in a manner determined by the Clause 12 of the Agreement,

C.

ICAO and other international aviation organizations recommend to apply new security technologies for ensuring the passenger and aircraft security at the airports in connection with current struggle against terrorism. For ensuring investment and use of new security technologies the Parties agree that the Manager will establish a Security Charge, the amount of which will be determined in the present Addendum by the Parties upon mutual consent by making additions in Appendix B.

The Parties agree:

1. Effective at 00:00 hours of January 1, 2007 and during the remaining term of the Agreement, the Manager shall be in charge of providing a rescue and fire fighting team and facilities in accordance with standards of ICAO – Annex 14, chapter 9 “Emergency and other services”, as well as related ICAO manuals, and the Laws and other legal acts of the Republic of Armenia. The Manager shall be in charge of providing a rescue team and facilities only and exclusively in the cases of aircraft accident in the territory of the Airport.

As from said moment, GOA shall be relieved from such obligation, and Subclause xii of Clause 8.1 of the Agreement will be considered to be amended accordingly.

2. Planning and actual coordination of the entities mentioned in section 9.1.3 of ICAO, Annex 14, Chapter 9 “Emergency and other services”, and directing overall response to each emergency will remain to be obligations of GOA.

By its competent bodies GOA shall determine the conditions for fire fighting team and for assessing and certifying the aptitude, sufficiency, in both cases periodically and during all the term of the Agreement.

3. The current quantity, qualifications of the members of the fire fighting team and facilities will be increased or improved only if and to the extent it is required by ICAO regulations. When assessing the eventual need to request to the Manager such increases or improvements, GOA shall apply the same criteria used by GOA during the time it provided the team and the facilities itself.

4. The Manager shall provide the services of aircraft and infrastructure fire extinguishment, prescribed by Subclause v of Clause 8.1 of the Agreement, in accordance with international airport standards.

As of effectiveness of the present Addendum GOA shall be relieved from such obligation and Subclause v of Clause 8.1 of the Agreement will be considered to be amended accordingly.

5. The airport charges will be reviewed in a manner determined by the Clause 12 of the Agreement in proportionate with the investments to be made by the Manager for fulfillment of the obligation foreseen in the Clause 1 of this Addendum.

6. GOA shall continue to bear the obligation of providing a rescue team and facilities prescribed by Subclause xii of Clause 8.1 of the Agreement, except for the cases of aircraft accident in the territory of the Airport.

7. Based on ICAO regulations, the Parties agree to establish a new charge – a Security Charge to be paid by departing, transit and arriving passengers.

8. Starting from November 1st, 2006 a Security Charge in the amount of EUR 2 (two) shall be paid by each departing passenger.

9. As of effectiveness of the present Addendum, Appendix B of the Agreement will be considered to be added accordingly.

10. The obligation undertaken by the Manager under the present Addendum shall be terminated in case of termination of the Agreement, whatever the reason and basis of such termination.

11. The Parties agree that the present Addendum is subject to notary verification.

12. The present Addendum N 2 is an integral part of the Agreement, and supersedes the “Memorandum of Intentions on Certain Contributions from the Manager” executed between the Parties on June 8th, 2002.

13. This Addendum is made in Armenian and English languages in 4 (four) legally equal copies.

In witness whereof, the Parties execute this Addendum in Yerevan city, on October 19, 2006.

GOVERNMENT

/s/ Artyom Movsesyan

Artyom Movsesyan

Authorized representative of the Government

MANAGER

/s/ Juan Pablo Gechidjian

Juan Pablo Gechidjian

Director

“Armenia” International Airports” C.J.S.C.